 Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated July 17, 2017, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, ‘‘blue sky’’ or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer To Purchase
All Outstanding Shares of Common Stock and the
Associated Preferred Stock Purchase Rights
of
MRV COMMUNICATIONS, INC.
at
$10.00 Per Share, Net in Cash
by
GOLDEN ACQUISITION CORPORATION
a wholly-owned subsidiary
of
ADVA NA HOLDINGS, INC.
a wholly-owned subsidiary
of
ADVA OPTICAL NETWORKING SE
Golden Acquisition Corporation, a Delaware corporation (‘‘Purchaser’’), a subsidiary of ADVA NA Holdings, Inc., a Delaware corporation (‘‘Parent’’), a subsidiary of ADVA Optical Networking SE, a public company registered in Germany (‘‘Ultimate Parent’’), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (together, the ‘‘Shares’’), of MRV Communications, Inc., a Delaware corporation (the ‘‘Company’’), at a purchase price of  $10.00 per Share (the ‘‘Offer Price’’), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2017, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the ‘‘Offer’’). Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the ‘‘Depositary’’) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.
THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
EASTERN TIME, AT THE END OF THE DAY ON AUGUST 11, 2017,
UNLESS THE OFFER IS EXTENDED.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 2, 2017 (as it may be amended from time to time, the ‘‘Merger Agreement’’), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that, following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into the Company (the ‘‘Merger’’), with the Company continuing as the surviving corporation and becoming a direct subsidiary of Parent and indirect subsidiary of Ultimate Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock, owned by Ultimate Parent, Parent, Purchaser or any subsidiary of the Company, and

(ii) Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the ‘‘DGCL’’)) will automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding.
In addition, Parent, Purchaser and certain stockholders of the Company (the ‘‘Supporting Stockholders’’), who beneficially own approximately 37% of Shares (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’)), entered into certain Tender and Support Agreements, dated July 2, 2017 (the ‘‘Tender and Support Agreements’’), that provide that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder beneficially owns, and, during the term of the Tender and Support Agreements, will not otherwise sell, assign, transfer, tender or otherwise encumber or dispose of any of such Shares. The Tender and Support Agreements also provide that, during the term of the Tender and Support Agreements, the Supporting Stockholders will vote their Shares against certain alternative corporate transactions.
The Offer is not subject to a financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the various conditions set forth in Section 15 of the Offer to Purchase (collectively, the ‘‘Offer Conditions’’), including, among other conditions, the Minimum Condition (as defined in the Offer to Purchase), which is summarized below. The Minimum Condition requires that there be validly tendered in the Offer and not validly withdrawn immediately prior to any then scheduled Expiration Time that number of Shares which, together with the shares beneficially owned by Parent or Purchaser (if any), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis (which assumes conversion or exercise of all options and other convertible or derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), and excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been ‘‘received,’’ as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures).
The term ‘‘Expiration Time’’ means 12:00 midnight, Eastern Time, at the end of the day, August 11, 2017, unless the expiration of the Offer is extended to a time on a subsequent date in accordance with the terms of the Merger Agreement (as described below), in which event the term ‘‘Expiration Time’’ means such time on such subsequent date and you will have until such time on such subsequent date to tender your Shares.
The Board of Directors of the Company has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved and declared advisable the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; (iv) taken all actions necessary so that the restrictions on business combinations and stockholder vote requirement contained in Section 203 of the DGCL will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement, the Tender and Support Agreements (as defined in the Offer to Purchase) and the transactions contemplated thereby; and (v) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.
In the event that the Offer Conditions are not satisfied or waived (if permitted under the Merger Agreement) as of immediately prior to any then-applicable Expiration Time, Purchaser shall extend the Offer for successive extension periods of at least two but not more than ten business days per extension (or any longer period as may be approved in advance by the Company, but otherwise with the length of any such extension to be determined by Parent in its sole and absolute discretion) in order to allow additional time for the Offer Conditions to be satisfied; provided, however, that in no event shall Purchaser be required to extend the Offer (i) beyond the first business day immediately prior to the End Date, (ii) at any time that Parent or Purchaser is permitted to terminate, or has validly terminated, the Merger Agreement pursuant to Article VIII of the Merger Agreement (as summarized in Section 11 of the Offer to Purchaser), or (iii) beyond October 9, 2017 if, as of such time, the Minimum Condition is not satisfied but each of the other Offer Conditions is satisfied or has been waived. The ‘‘End Date’’ means January 2, 2018, as it may be extended as provided in the Merger Agreement.

It is not expected that there will be, and the Merger Agreement does not provide for, a ‘‘subsequent offering period’’ in accordance with Rule 14d-11 under the Exchange Act.
If the Offer is consummated (as defined in Section 251(h) of the DGCL), Purchaser will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Parent, Purchaser and the Company have elected to have the Merger Agreement and the transactions contemplated thereby governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of the Company’s stockholders.
The Merger Agreement provides that, without the prior written consent of the Company: (i) the number of Shares subject to the Offer may not be reduced; (ii) the Offer Price may not be reduced; (iii) the Minimum Condition may not be changed, modified or waived; (iv) the Offer Conditions may not be supplemented, modified or changed in a manner adverse in any material respect to any stockholders of the Company; (v) except as otherwise provided in the provisions of the Merger Agreement that are summarized above, the expiration of the Offer may not be extended or otherwise changed; (vi) the form of consideration payable in the Offer may not be changed; and (vii) the terms of the Offer may not be otherwise amended, modified or supplemented in a manner adverse in any material respect to any stockholder of the Company.
Except as set forth above, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition, at any time and from time to time, including to increase the Offer Price and to make any other changes to the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the date on which the previously scheduled Expiration Time occurs (if such date is a business day) or the next business day after the date on which the previously scheduled Expiration Time occurs (if such date is not a business day).
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Ultimate Parent, Parent and Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Ultimate Parent, Parent or Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.
In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of  (i) the certificates evidencing such Shares (the ‘‘Share Certificates’’) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (‘‘DTC’’) pursuant to the procedures set forth in Section 3 of the Offer to Purchase and (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with all required signature guarantees and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the scheduled expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after September 14, 2017, unless Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an ‘‘eligible institution’’) signatures guaranteed by an eligible institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of Share Certificates, the serial numbers shown on the Share Certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled expiration of the Offer.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
The Company provided Ultimate Parent, Parent and Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.
The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.
Questions or requests for assistance may be directed to the Innisfree M&A Incorporated (the ‘‘Information Agent’’) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833
July 17, 2017